Pragma LLC
(A Limited Liability Company)

Report on Statement of Financial Condition
and Report of Independent Registered
Public Accounting Firm

December 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pragma LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway, 10th Floor

(No. and Street)

NewYork	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina   917-484-8307

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

(Name – if individual, state last, first, middle name)

1301 Avenue of the Americas, 7th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [✓] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Pragma LLC _____ , as

of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature   2/26/2021

_____
Chief Financial Officer
Title

_____
_____
Notary Public   2/26/2021

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┌─────────────────────────────────────┐
│           AMUL SANT                   │
│          Notary Public                │
│        State of New Jersey            │
│ My Commission Expires Jan. 28, 2024   │
│          I.D.# 2442470                │
└─────────────────────────────────────┘
```

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA LLC

Index

Facing Page



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
Pragma LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pragma LLC, a limited liability company (the "Company"), and a wholly-owned subsidiary of Pragma Weeden Holdings LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as the Company's auditor since 2009.

New York, New York
February 23, 2021

2

ASSETS

Cash and cash equivalents	$ 9,962,989
Due from customers	2,166,423
Fixed assets, net	876,938
Capitalized software, net	11,531,727
Restricted cash	293,978
Prepaid expenses and other assets	654,299
Right-of-use assets	1,796,973
Total	$ 27,283,327

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,842,209
Due to Parent and affiliate	37,513
Accrued expenses and other liabilities	929,008
Lease liabilities	2,616,553
Deferred tax liabilities, net	175,000
Total	6,600,283
Commitments	
Member's equity	20,683,044
Total	$ 27,283,327

See Notes to Statement of Financial Condition.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization and nature of business:

Pragma LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of Financial Industry Regulatory Authority, Inc. and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or the "Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services relating to equity securities, foreign exchange and other asset classes in exchange for commissions and fees to institutional clients, other broker-dealers, banks and securities exchanges.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. Such amounts generally exceed federally insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation of computer equipment, furniture, fixtures, equipment and purchased computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Capitalized software:

Substantially all of the Company's computer software is for internal use, as defined. The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software developed for internal use, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

Note 2 - Significant accounting policies (continued):

Capitalized software (concluded):

The Company capitalizes compensation costs incurred during the application development stage of internally-developed software or incurred in order to modify such software solely to meet the Company's internal needs ("Internal Use Software"). The costs of upgrades and enhancements to the Company's software are also capitalized if it is probable that those expenditures will result in additional functionality. Related research and development costs are charged to expense as incurred. In addition, during the software's development or modification, no substantive plan exists or is in the process of being developed to market the software externally.

The Company has also been developing software which it intends to lease to customers ("External Use Software"). For such External Use Software, GAAP generally requires all software development costs incurred prior to reaching technological feasibility to be expensed. After reaching technological feasibility, which has yet to occur, the software development costs will be capitalized until the point where sales are made to customers.

Capitalized software is amortized on a straight-line basis over its estimated useful life of seven years.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2020, the Company's management determined that no impairment adjustment related to these capitalized costs was necessary.

Deferred rent:

The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and other lease incentives such as construction cost reimbursements, and contractually obligated rent escalations) over the lease terms. The difference between cash paid to or received from the landlords and the amount recognized as rent expense on a straight-line basis is included in Lease liabilities in the statement of financial condition.

Use of estimates:

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2 - Significant accounting policies (continued):
    Revenue recognition:

Commission revenue, which is earned primarily in equities and foreign exchange ("FX") asset classes through customer use of the Company's algorithmic trading services, is recorded on a trade date basis. For equities and FX asset classes, the usage is based on the number of shares traded and the U.S. principal value of the currency traded, respectively, subject to various commission rates based on volume and minimum requirements.

The Company also charges an Installation and Integration Fee ("Onboarding Services") to new clients. This is an optional service provided to new clients to accommodate their specialized needs, including, but not limited to integration of clients' operating systems, setting up private hosting environments, adding new functionality, customizing algorithms, and reviewing and testing FIX specifications. The fees are primarily based on the estimated employees' time to perform such services. Onboarding Services are optional and specifically identifiable. In accordance with Accounting Standards Codification ("ASC") 606, the Company recognizes such revenues at a point in time when the services have been completed and accepted by the customer.

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company did not identify any receivables as impacted by the new guidance, either upon adoption or as of December 31, 2020. Accordingly, there is no allowance for credit losses as of December 31, 2020.

Note 2 - Significant accounting policies (continued):

Leases:

The Company records its operating leases in accordance with Accounting Standards Update ("ASU") 2016-02 for its statement of financial condition and recorded right-of-use assets and lease liabilities. The Right-of-use assets in the statement of financial condition represents the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

Stock-based compensation:

Under the Parent's PWH Membership Interest Option Plan (the "PWH Plan"), Company employees, directors and consultants may be granted options to purchase PWH Class B units. The options are only exercisable if there is a liquidity event, as defined. The options terminate based on the terms of the plan and each optionholder's option agreement, which is generally upon or subsequent to the termination of an optionholder's employment.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. In addition, the Company files a New York City unincorporated business tax ("UBT") return. The Company files consolidated/combined federal and state and UBT income tax returns with the Parent. For accounting purposes, the UBT expense, is pushed down to the Company as it is PWH's primary operating entity.

The Company records deferred incomes taxes using a liability approach for financial accounting and reporting, which results in recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's federal, state and NYC UBT income tax returns prior to fiscal year 2017 are closed and the Company's management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Significant accounting policies (concluded):
    Income taxes (concluded):

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and if applicable, includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Note 3 - Due from customers:

Due from customers represents commissions receivable from institutional clients, other broker-dealers, banks, and securities exchanges relating to the use of the Company's algorithmic trading software. Due from customers is stated at the amount that management expects to collect on the outstanding balances. Approximately 55% of Due from customers at December 31, 2020 was from five customers.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of the individual customer balances included in Due from customers as of December 31, 2020, the Company's management determined that an allowance for doubtful accounts is not necessary.

Note 4 - Fixed assets:

At December 31, 2020, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer equipment	$4,346,592	$4,024,462	$322,130
Computer software	650,004	619,455	30,549
Furniture, fixtures and equipment	287,407	284,489	2,918
Leasehold improvements	1,417,263	895,922	521,341
Totals	$6,701,266	$5,824,328	$876,938

Note 5 - Capitalized software:

At December 31, 2020, the Company has $23,561,912 of capitalized software, $4,832,455 of which was capitalized during the year ended December 31, 2020. Accumulated amortization of capitalized software as of December 31, 2020 is $12,030,185.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 5 - Capitalized software (concluded):

Capitalized software consists of an allocation of compensation costs incurred for certain employees for their services rendered during the application development stage of internally-developed software or to modify such software solely to meet the Company's internal needs. During 2020, there was no capitalized software related to external software as management believes the external software has not yet reached technological feasibility. Compensation costs incurred in the preliminary project stage, as well as costs relating to training, data conversion and maintenance during the post-implementation/operation stage, are expensed as incurred.

Note 6 - Right-of-use assets:

As of December 31, 2020, the Company had two operating leases; one is an office lease and the other is an equipment lease. The office lease provides for increases to the amount of the monthly payment at pre-determined dates. The equipment lease provides for rental payments at a fixed amount.

As of December 31, 2020, the Company had right-of-use assets relating to operating leases in the amount of $1,796,973 and are included in Right-of-use assets in the statement of financial condition, and related lease liabilities in the amount of $2,616,553 reflected as Lease liabilities in the statement of financial condition.

The Company uses the interest rate provided by the lessor in its operating leases, but if such rate is not provided by the lessor, the Company will use its incremental borrowing rate as the discount rate. The discount rate pertaining to the Company's office lease is 7.75% and the discount rate pertaining to the Company's equipment lease is 1.5%.

Note 7 - Financial statements with off-balance sheet risk:

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1(the "Rule"), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2020, the Company had regulatory net capital of $8,914,985, which was $8,664,985 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. The Company follows ASC 740 "Income Taxes" in accounting for uncertain tax positions. ASC 740 includes financial accounting and reporting guidance for the effects of income taxes that result from an entity's activities during the current preceding years. The interpretation also provides guidance on recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2020, the Company has a net deferred tax liability of $175,000 which is included in Deferred tax liabilities, net in the statement of financial condition.

The Company's net deferred tax liability at December 31, 2020 results primarily from differences in depreciation methods, software capitalization and deferred lease expenses.

Note 10 - Related party transactions:

The Company had a commission-sharing agreement with Weeden & Co., L.P. ("Weeden"), a 99%-owned subsidiary of WILP. Under this agreement, the Company provided algorithmic trading services to Weeden in exchange for the net commission profits earned by Weeden for its customers' usage of the Company's algorithmic trading services. The Company also provided algorithmic trading services to Weeden for its proprietary use, on a per-share basis.

When Weeden was acquired by Piper Sander Companies back on August 2, 2019 (previously known as Piper Jaffray & Co) ("PSC"), the Company entered into various agreements with WILP, Weeden and PSC whereby concurrently with the date of the acquisition became effective, the Company's commission sharing agreement and other agreements with Weeden were terminated and a multi-year vendor agreement between the Company and PSC became effective.

As a condition relating to the termination of Weeden's commission sharing agreement with the Company, WILP guaranteed the Company a certain level of revenue from the Company's vendor agreement with PSC, through June 30, 2021. WILP remained a Member of PWH, and PSC is not affiliated with the Company in any way other than its customer relationship with the Company under the vendor agreement. The cumulative revenues the Company earned from PSC through December 31, 2020, exceeded the amount guaranteed by WILP through such date, and on July 9, 2020, the Company refunded to WILP the $59,334 guarantee payment made by WILP to the Company.

The Company utilizes a consulting firm (the "Consultant") owned by one of PWH's directors to provide management and industry consulting services to the Company on an as-needed basis. As of December 31, 2020, the Company had accrued fees payable to the Consultant in the amount of $11,234, which is reflected in Due to Parent and affiliate in the statement of financial condition.

PRAGMA LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 10 - Related party transactions (concluded):

As of December 31, 2020, the Company has a payable of $26,279 to the Parent related to the Company's share of the Parent's estimated 2020 UBT and net of various legal fees paid on behalf the Parent, which is reflected in Due to Parent and affiliate in the statement of financial condition.

Note 11 - Commitments:

The Company is obligated under a non-cancelable lease agreement for its office space that expires on November 30, 2024. The lease has provisions for escalations based on specified increases in costs incurred by the landlord.

The Company also has an equipment lease with a vendor, expires on November 30, 2022 including maintenance, collateralized by certain equipment.

Minimum lease payments, exclusive of escalation charges, are as follows for years ending December 31:

	Office Lease	Equipment Lease	Total
2021	$ 723,847	$ 54,463	$ 778,310
2022	740,134	49,925	790,059
2023	756,787	-	756,787
2024	707,429	-	707,429
Total	2,928,197	104,388	3,032,585
Less: imputed interest	(414,850)	(1,182)	(416,032)
Present value of minimum lease payments	$ 2,513,347	$ 103,206	$ 2,616,553

To encourage the Company to enter into the lease for its new office in 2013, the landlord provided the Company with lease incentives including rent abatements and a construction allowance of $744,820 to build out the office space to the Company's specifications.

As of December 31, 2020, the difference between cash paid to the landlord and the amount recognized as rent expense on a straight-line basis was $534,067 and is included in Lease liabilities in the statement of financial condition. As of December 31, 2020, the Company's lease incentive obligation, which is comprised of $744,820 in requisitions submitted to the landlord relating to the construction allowance, net of accumulated amortization, was $264,333 and is also included in Lease liabilities in the statement of financial condition.

At December 31, 2020, the Company has utilized a letter of credit in the amount of $293,928 which is collateralized by $293,978 in a bank savings account and reflected as Restricted cash on the statement of financial condition. This letter of credit is used as collateral for the lease for the Company's office space located in New York City.

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Note 11 - Commitments: (concluded):

Pursuant to the lease agreement, the Company's letter of credit requirement was reduced to $195,952 in November 2020 and shall remain unchanged through January 31, 2025. The Company has requested its bank to amend the letter of credit accordingly, and the bank is waiting for the landlord to execute its approval.

During 2019, the Company entered into an operating lease for equipment and maintenance, collateralized by the equipment. The Lessor provided deferred lease payments as a lease incentive.

As of December 31, 2020, the differences between cash paid to the lessor and the amounts recognized as equipment lease expense and maintenance expense on a straight-line basis were $7,564 and $3,904, respectively, and are included in Lease liabilities and Accrued expenses and other liabilities, respectively, in the statement of financial condition.

Note 12 - Employee equity and benefit plans:

One employee of the Company participates in the PGI Option Plan (the "PGI Plan") sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion. The Company did not recognize any compensation costs relating to the PGI Plan during 2020.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion. The PWH Plan also permits the Company to offer its employees, directors and consultants the opportunity to purchase Class B units at a discount to the Class A book value.

The Company participates in a defined contribution plan (the "PEO Plan") through a professional employer organization under which the Company outsources payroll, benefits and human resources administration for the benefit of the Company's employees.

Note 13 - COVID-19:

The worldwide outbreak of COVID-19, a novel coronavirus disease beginning in early 2020, has negatively affected economies, markets and individual companies throughout the world and has affected overall market volatility. Developments that disrupt global economics and financial markets may magnify factors that affect the Company's performance. The Company's management believes the COVID-19 pandemic has not had a material effect on the Company's business, and while the duration of the COVID-19 pandemic is currently expected to be temporary, any potential effects of COVID-19 on the future financial performance of the Company cannot be reasonably estimated at this time.

Note 14 - Subsequent events:

The Company has evaluated subsequent events through February 23, 2021, which is the date the statement of financial condition was issued.

Effective January 1, 2021, some of the Company's employees were transferred to the Company's affiliate, Pragma Financial Systems LLC ("PFS"), which is also wholly owned by PWH. The Company entered into an expense sharing agreement PFS, effective January 1, 2021, whereby the Company provides certain technology and administrative services to PFS for a fee, equal to its actual cost for such services plus ten percent.

In January 2021, the Company entered into an equipment rental agreement with PWH whereby the Company will rent computer equipment from PWH on a month-to-month basis. The rental period will commence upon the delivery of the equipment and the monthly rental fee will be approximately $14,000. This equipment rental agreement is cancelable by either party upon thirty days' prior written notice.

On January 12, 2021, the Company distributed $2,100,000 of its accumulated profits to PWH and on February 12, 2021, the Company paid compensation to its employees and related benefits, in the amount of $2,997,616, which was accrued and reflected as an allowable credit in the Company's computation of regulatory net capital as of December 31, 2020. Accordingly, the Company's regulatory excess net capital was reduced by these payments. The Company's excess net capital as of the close of business on February 12, 2021 was approximately $3,600,000, which far exceeds the Company's current operating needs.